UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-35135

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: G.A. Repple & Company

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

101 Normandy Road
(No. and Street)

Casselberry	Florida	32707
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Marie Katz	(917) 733-6503	marie@garepple.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab & Company, PA
(Name – if individual, state last, first, and middle name)

100 E Sybelia Avenue, Suite 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

July 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Glenn Allen Repple_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___G.A. Repple & Company_____, as of ___12/31_____, 2 _024___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Kathleen Ann Gould
Comm.: # HH 320136
Expires: February 4, 2027
Notary Public - State of Florida

Signature: _____

Title: _____
President

_Kathleen A. Gould_____
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.1Sc3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**_To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._

G.A. Repple & Company
Financial Statement and Report of Independent
Registered Public Accounting Firm
Pursuant to Rule 17a-5 under the Securities Exchange
Act of 1934
December 31, 2024

G.A. Repple & Company
Index
December 31, 2024

Page(s)

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of G.A. Repple & Company

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of G.A. Repple & Company as of December 31, 2024 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of G.A. Repple & Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of G.A. Repple & Company's management. Our responsibility is to express an opinion on G.A. Repple & Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to G.A. Repple & Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as G.A. Repple & Company's auditor since 2024.

Maitland, Florida

April 25, 2025

G.A. Repple & Company
Statement of Financial Condition
December 31, 2024

ASSETS

	Cash and cash equivalents	$ 509,957
	Commission receivable	60,367
	Deposits with clearing organization	50,087
	Securities owned	431,813
	Other receivables	110,621
	Deferred tax asset	55,012
	Prepaid expenses	74,151
TOTAL ASSETS		$ 1,292,008

LIABILITIES & EQUITY
Liabilities

	Commission payable	$ 76,022
	Contingency for claims	63,811
	Reserve for E & O insurance	139,501
	Payable to parent	102,859
	Accounts payable and accrued expenses	472,844
Total Liabilities		855,038

Shareholder's Equity

	Common stock, $1 par value; 7,500 shares authorized, 100 shares issued and outstanding	100
	Additional paid-in-capital	718,073
	Retained earnings	(281,203)
Total Shareholder's Equity		436,970
TOTAL LIABILITIES & EQUITY		$ 1,292,008

The accompanying notes are an integral part of this financial statement.

G.A. Repple & Company
Notes to Financial Statements
December 31, 2024

1. **Organization**

   G.A. Repple & Company (the "Company") is a Florida corporation and a wholly owned subsidiary of G.A. Repple Financial Group, Inc. (the "Parent"). The Company is registered as a broker/dealer and investment advisor under the Securities and Exchange Act of 1934. The Company is registered under the Investment Advisors Act of 1940. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), the Municipal Securities Rulemaking Board ("MSRB"), and the Securities Investor Protection Corporation ("SIPC").

   In its capacity as a broker/dealer, the Company buys and sells securities for individual clients. It also provides financial planning and asset management services using third party asset managers.

2. **Significant Accounting Policies**

   Basis of Financial Statement Presentation

   The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

   In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results will differ from such estimates and such differences may be material to the financial statements.

   Cash and Cash Equivalents

   Cash and cash equivalents are comprised of cash including deposits in banks with original maturities of three months or less.

   Concentrations of Credit Risk

   The Company maintains cash and cash equivalent deposits at banks and other financial institutions. Cash deposits in banks, at times, exceed federally insured limits. The Company has not experienced any losses in its cash and cash equivalents, and believes that there is no significant risk with respect to these deposits. The amount that exceeds federally insured limits at December 31, 2024 is $34,859.

   Deposits with Clearing Broker

   Deposits with clearing broker on the statement of financial condition consist of cash balances that the Company is required to maintain with clearing brokers which are restricted as to use.

   See Report of Independent Registered Public Accounting Firm.

G.A. Repple & Company
Notes to Financial Statements
December 31, 2024

Receivable and Allowance for Doubtful Accounts

Commissions receivable are recorded on a trade-date basis as securities transactions occur. Receivables are stated at the amount management expects to collect from outstanding balances. The Company accounts for potential losses in receivables utilizing the allowance method. In reviewing aged receivables, the Company considers its knowledge of customers, historical activity and current economic conditions in establishing an allowance for doubtful accounts. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. There is no allowance as of December 31, 2024.

Other accounts receivable include amounts owed by representatives for client settlements and legal fees advanced by the Company.

Revenue Recognition

The Company follows ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Commission-Clearing
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Commissions from the sale of mutual funds and variable annuities and 12b-l's are recognized as revenue at the point in time the associated service is fulfilled which is based on the trade date.

Distribution Fees (Mutual Funds and Insurance Trails)

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the payment date, because the payment is not guaranteed until it is received. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur on the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of the time the investor remains in the funds, both of which is highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investors activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Investment Advisory Fees

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received monthly and quarterly in advance and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provide on other periods.

Interest Income

Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligation has been satisfied. Interest rebate income, which is the net interest earned on cash held in customer accounts, and other income are recognized monthly, which is when the Company believes its performance obligation has been satisfied. There were no unsatisfied performance obligations as of December 31. 2024.

Other Income

Marketing and other income are recognized when performance obligations are satisfied.

G.A. Repple & Company
Notes to Financial Statements
December 31, 2024

Computation of Customer Reserve

The Company operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and Footnote 74 for other business and is therefore exempt from the computation for determination of reserve requirements. The Company is exempt from the possession and control requirements under SEC Rule 15c3-3 in that it carries no customer accounts and promptly transmits all funds and securities to its clearing firm.

Income Taxes

The Company's financial results are included in the consolidated federal and state income tax returns filed by the Parent. The Parent allocated to the Company its proportionate share of the consolidated federal and state tax liabilities on a separate company basis.

The Company records deferred taxes using the liability method. Deferred taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at year end, based on enacted tax laws and statutory tax rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Temporary differences giving rise to the deferred tax asset consist of contingencies for claims that are recorded for financial statement purposes, but not for income tax purposes.

Uncertain Tax Positions

The Company has not recognized any respective liability for unrecognized tax benefits as it has no known tax positions that would subject the Company to any material income tax exposure. A reconciliation of the beginning and ending amount of unrecognized tax benefits is not included, nor is there any interest accrued related to unrecognized tax benefits in interest expense or penalties in operating expenses as there are no unrecognized tax benefits. The tax years that remain subject to examination are the periods beginning on January 1, 2022 for all major tax jurisdictions.

Fair Value of Financial Instruments

The Company estimates that the fair value of financial instruments recognized on the statement of financial condition approximates their carrying value, as such financial

G.A. Repple & Company
Notes to Financial Statements
December 31, 2024

instruments are short term in nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables and accrued expenses are reported at their contractual amounts, with approximate fair value.

3. Financial Instruments

The Company has certain investments reported in the accompanying statement of financial condition. FASB ASC 820-10-50-1 through 50-3 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Financial assets and liabilities valued using level 1 inputs are based on unadjusted quoted market prices within active markets. Financial assets and liabilities valued using level 2 inputs are based primarily on quoted prices for similar assets or liabilities in active or inactive markets. Financial assets and liabilities using level 3 inputs were primarily valued using management's assumptions about the assumptions market participants would utilize in pricing the asset or liability.

	Quoted prices in Active Markets for Identical Assets (Level 1)	Significant other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2024
Bonds		$ 967		$ 967
Equities	$ 4,701			$ 4,701
Money Market Funds	$ 427,112			$ 427,112
Total	$ 431,813	$ 967	$ -	$ 432,780

There were no transfers between Level 1, 2, and 3 during the year ending December 31, 2024.

4. Related-Party Transactions

The Company is managed by its Parent and sole shareholder. The Company pays the Parent for management fees. The management fees through December 31, 2024, represent reimbursements for the costs associated with maintenance of office equipment and furnishings, consolidated tax filing, board of directors meetings, and other related expenses. Management fees for the year ended December 31, 2024, totaled $504,000. Additionally, the Company paid rent to a related party on a month-to-month basis in the amount of $17,524 during the year ending December 31, 2024. There is $102,859 due to the parent as of December 31, 2024.

G.A. Repple & Company
Notes to Financial Statements
December 31, 2024

Payable to Parent consists of interest-free amounts owed to the Parent by the Company and are due on demand.

5. **Net Capital Requirements**

The Company is subject to SEA Uniform Net Capital Rule (SEA Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness. At December 31, 2024, the Company had a net capital of $246,956 which was $189,953 in excess of its required net capital of $57,003. The Company's ratio of aggregate indebtedness to net capital was 3.46 to 1.

6. **Commitments and Contingencies**

The Company maintains a contingency for claims that date several years in the amount of $63,811 that is maintained only in the event of a claim. The Company has accrued $63,811 as a contingency should any complaints result in arbitration, or legal action. The amounts accrued are included in the statement of financial condition under the caption "Contingencies for claims". There are no commitments and contingencies as of December 31, 2024.

7. **Retirement Plan**

The Company offers a 401k plan through Paychex, the payroll provider. Employees are eligible to participate upon accepting full time employment with the Company. The Company annually contributes a matching contribution of up to 3% of each eligible employee's annual salary to the plan. The Company contributed $11,108 as of December 31, 2024.

8. **Leases**

The Company leases space on a month to month basis at a monthly cost of $17,524.

On January 1, 2019, the Company adopted ASU 2016-02 "Leases" (Topic 842). Topic 842 requires the recognition of lease assets and lease liabilities on the balance sheet to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. The Company has elected not to apply the recognition requirements of Topic 842 relating to its month-to-month related party office lease and instead has elected to recognize the lease payments as lease cost on a straight line basis over the lease term. The lease cost is $210,288 relating to the office lease for the year ended December 31, 2024.

See Report of Independent Registered Public Accounting Firm.

G. A. Repple & Company
Notes to Financial Statements
December 31, 2024

9. **Segment Reporting**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including mutual funds, insurance, principal transactions, agency transactions, and investment advisory businesses. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

10. **Company Condition**

The Company had a loss of $233,297 for the year ending December 31, 2024. The Company's parent is willing to fund the Company, if necessary.

11. **Subsequent Events**

For disclosure purposes in the financial statements, the Company has evaluated subsequent events through the date the financial statements were available to be issued. There are no material events that would require adjustments to, or disclosure in, the Company's financial statements.